[IAC/InterActiveCorp Letterhead]

January 24, 2013

Via EDGAR and Courier

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IAC/InterActiveCorp

Registration Statement on Form S-4

Filed December 13, 2013

File No. 333-192854

Dear Ms. Ransom:

Set forth below are the responses of IAC/InterActiveCorp (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated January 10, 2014 regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have forwarded to the attention of Mr. Daniel Porco six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on December 13, 2013.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  All page references in the responses set forth below refer to pages of Amendment No. 1, unless otherwise stated.

General

1.                                      We note that the guarantees are securities and thus each guarantor is required to file the financial statements specified by Regulation S-X for each guarantor of a registered security.  Please see Rule 3-10(a)(1) of Regulation S-X.  We further note that the registration statement does not appear to contain such financial statements.

If you believe that one of the exceptions to this requirement set forth in Rule 3-10 applies, please provide us with your analysis in support of this belief and explain to us how you and the guarantors are currently complying with the applicable exception.  In this regard, we note that you provide condensed consolidating financial information on pages 21-22 of your Form 10-Q for the fiscal period ended September 30, 2013, filed on November 8, 2013, and that such disclosure appears to be specific to your 2012 Senior Notes.  We also note that it is unclear whether the “certain domestic subsidiaries” that guarantee your 2012 Senior Notes are the same subsidiaries as those that guarantee the 2018 Senior Notes that you are registering on this Form S-4.

Response:  The Company respectfully submits that the exception set forth in Rule 3-10(f) to the requirement set forth in Rule 3-10(a)(1) of Regulation S-X applies.  As required by Rule 3-10(f)(1) — (3), each of the subsidiaries that guarantees the 2018 Senior Notes is 100% owned by the Company, the guarantees are full and unconditional (please see the responses to Comments 4 and 7, below) and the guarantees are joint and several, as disclosed on page 21 of Amendment No. 1.  The Company confirms that the same subsidiaries guarantee each of its 2012 Senior Notes and 2018 Senior Notes, and therefore the condensed consolidating financial information included on pages 21-29 of the Company’s Form 10-Q for the fiscal period ended September 30, 2013 satisfies the requirements set forth in Rule 3-10(f)(4) of Regulation S-X with respect to the 2018 Senior Notes.  The Company respectfully refers to the disclosure set forth on page 7 of the Registration Statement, a portion of which is copied below:

“The exchange notes will be unconditionally guaranteed, jointly and severally, on an unsubordinated unsecured basis by each of our subsidiaries that guarantee our 4.75% Senior Notes due 2022 . . .”

In addition, the Company has revised the disclosure on the cover of the prospectus and pages 7 and 21 of Amendment No. 1 in order to reference the condensed consolidating financial information incorporated by reference and to clarify that our subsidiaries that will guarantee our obligations under the exchange notes are the same subsidiaries that guarantee the 2012 Senior Notes.

Cover Page

2.                                      Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:  The Company respectfully confirms to the Staff that the offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”).  The exchange offer is intended to expire at 5:00 p.m., New York City time, on the 21st business day from the date of commencement.

Forward-looking information, page iii

3.                                      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  The Company has revised Amendment No. 1 to delete the reference to the safe harbor.  Please see page iii of Amendment No. 1.

Summary Terms of the Exchange Notes, page 6

Guarantee, page 7

4.                                      We note your disclosure that the exchange notes will be unconditionally guaranteed. Please clarify whether the note guarantees are also full guarantees.  Please refer to Rule 3-10 of Regulation S-X.  Please revise here and throughout the document as necessary, and include a cross-reference as appropriate to your disclosure regarding any circumstances in which the guarantees may be released.

Response:  The Company has revised the disclosure in Amendment No. 1 to clarify that the note guarantees are full guarantees, and to include a cross-reference to the disclosure regarding the circumstances in which the guarantees may be released.  Please see pages 7 and 21 of Amendment No. 1.

The Company respectfully submits that the note guarantees are full guarantees as defined by Rule 3-10(f)(2) of Regulation S-X because Section 10.01 of the Indenture, filed as Exhibit 4.1, governing the exchange notes (the “Indenture”) provides that the guarantors guarantee the due and punctual payment of the principal of and interest on each note, the due and punctual payment of interest on the overdue principal of and interest on the notes, and the due and punctual payment of all obligations of the Company to the holders of the notes or the trustee.  Therefore, in the event that the Company fails to make a payment as required by the Indenture, the guarantors are obligated to make such payment immediately, and if they do not, any holder of the notes may immediately bring suit directly against the guarantors for payment of all amounts due and payable pursuant to the terms of the Indenture, consistent with the definition of “full and unconditional” set forth in Rule 3-10(h)(2) of Regulation S-X and the guidance set forth in Section 2510.4 of the Financial Reporting Manual prepared by the staff of the Division of Corporation Finance (the “Manual”).  In addition, each guarantor has waived under the Indenture diligence, presentment, demand for payment, filing of claims with a court in the event of a merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and has covenanted that the guarantee will not be discharged as to any note except by payment in full of the principal thereof and interest thereon.  Please see the response to Comment 7 below for more information regarding the full and unconditional character of the subsidiary guarantees.

Exchange Offer, page 67

General, page 67

5.                                      We note your disclosure that you will return any old notes not accepted for exchange as “promptly as practicable” after expiration of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.

Response:  The Company has revised the disclosure in Amendment No. 1 to provide that the Company will exchange the notes or return the old notes promptly upon expiration or termination of the offer.  Please see pages 68, 72 and 73 of Amendment No. 1.

Expiration of the Exchange Offer; extension; amendments, page 69

6.                                      We note your disclosure that “if we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer” you will do so by “making a timely release through an appropriate news agency.”  Please advise us as to how this method of communication is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies Rule 14e-1(d).  In doing so, please elaborate upon the circumstances in which you may decide not to make a public announcement of any delay, extension, amendment or termination of the exchange offer.

Response:  The Company has revised the disclosure in Amendment No. 1 to provide that the Company will make a public announcement of any delay, extension, amendment or termination of the exchange offer by the making of a release through an appropriate news agency.  This method of communication is expressly permitted under Rule 14e-1(d), which requires the issuance of a notice of any extension “by press release or other public announcement.”  The Company confirms that there are no circumstances in which it would not make a public announcement of any delay, extension, amendment or termination of the exchange offer.  Please see page 69 of Amendment No. 1.

Index to Exhibits

Exhibit 4.1

7.                                      We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the exchange notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X.  In your analysis, please focus on Section 10.04(1) of the Indenture filed as Exhibit 4.1.

Response:  The Company respectfully advises the Staff that each of the guarantees may only be released under customary circumstances in accordance with the guidance set forth in Section 2510.5 of the Manual, and, therefore, the guarantees satisfy the requirements for reliance on the exceptions contained in Rule 3-10 of Regulation S-X.  The subsidiary guarantee release provisions are contained in Section 10.04 of the Indenture.  Section 10.04 provides that the guarantees may be automatically released in the following circumstances:

Section 10.04(1).  In the event of dissolution of a guarantor.  The Company submits that the release of a guarantor upon its dissolution is a customary circumstance under which a guarantee may be released that is analogous to, and often accompanies, a release upon the sale of a subsidiary or its assets.  The first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets.  In addition, if this event were to occur, then either the Company or another guarantor would own the assets of the dissolving guarantor and, as a result, such assets would be owned by an entity that is either primarily liable or is a guarantor of the notes.  We understand that the Staff has accepted the same indenture language as coming within the “sale” example of Section 2510.5.  See, e.g., QVC, Inc. correspondence dated December 7, 2012.

Section 10.04(2).  If a subsidiary guarantor is designated as an “Unrestricted Subsidiary” or otherwise ceases to be a “Restricted Subsidiary,” in each case in accordance with the provisions of the Indenture.  An “Unrestricted Subsidiary” is a subsidiary that is so designated by the Board of Directors of the Company as provided in the Indenture, and a “Restricted Subsidiary” is any subsidiary other than an Unrestricted Subsidiary.  Unrestricted Subsidiaries are not subject to the covenants set forth in Article IV of the Indenture.  The second bullet under Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically if the subsidiary is declared “unrestricted” for covenant purposes.

Section 10.04(3).  Upon the release or discharge of any guarantee by the guarantor of the Company’s Credit Agreement and any of certain other indebtedness of the Company or certain subsidiaries of the Company.  The third bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released.

Section 10.04(4).  Upon the exercise of the legal defeasance option or covenant defeasance option pursuant to the Indenture, or if the obligations under the Indenture are discharged in accordance with the terms thereof.  The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of legal defeasance or covenant defeasance or discharge of the indenture have been satisfied.

There are no additional circumstances under which a guarantee may be released without consent of the holders under the Indenture.  Because the guarantees can only be released under the customary circumstances explicitly contemplated by, or closely analogous to, the Staff’s guidance, the Company respectfully submits that the subsidiary guarantees are “full and unconditional” in accordance with the requirements of Rule 3-10 of Regulation S-X.

Exhibit 5.1

8.                                      We note counsel’s statement that counsel has acted as special counsel to you and “certain subsidiaries” of your company in connection with this offering.  Please have counsel revise its opinion to clarify to which subsidiaries it is referring and to which subsidiaries its legal opinion pertains.

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to Amendment No. 1.

Exhibit 5.2

9.                                      We note counsel’s statement in the second paragraph that counsel examined only the documents listed.  Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinion(s).

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.2 to Amendment No. 1.

10.                               We note counsel’s assumptions set forth in paragraphs III.3—III.8.  Please have counsel remove as inappropriate these assumptions, or explain to us why these assumptions are appropriate.  Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.2 to Amendment No. 1.

*                       *                       *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 314-7230 or Kathryn Gettles-Atwa, special counsel to the Company, at (212) 403-1142.

Sincerely yours,
/s/ JOANNE HAWKINS
Joanne Hawkins

cc:                                Jeffrey W. Kip (Chief Financial Officer, IAC/InterActiveCorp)

Kathryn Gettles-Atwa (Wachtell, Lipton, Rosen & Katz)

Lisa Kohl (U.S. Securities and Exchange Commission)

Daniel Porco (U.S. Securities and Exchange Commission)